SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:333-141480

CUSIP Number: 491665105

(Check One):
☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐Form 10-D
☐Form N-SAR	☐Form N-CSR

For period ended:     July 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:   _________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	Kentucky USA Energy, Inc.

Former name if Applicable:	Las Rocas Mining Corp.

Address of Principal Executive Office:	321 Somerset Road
Suite 1

City, State and Zip Code:	London, KY 40741

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 (the “Report”) by the prescribed date of September 14, 2009, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

 (1)           Name and telephone number of person to contact with regard to this notification.

Paul C. Levites, Esq.	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐      No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Preliminary management estimates of certain key indicators show material differences from the period ended July 31, 2008 to the period ended July 31, 2009 (all 2009 numbers are approximate).  These estimates have not been reviewed by our auditors.

For the three month periods ended July 31, 2009 and 2008, we incurred total capitalized costs (relating to acquisitions of, exploration for and development of our gas reserves) of $879,716 and $291,758, respectively.  We incurred general and administrative expenses of $29,315 and $31,347 for the three month periods ended July 31, 2009 and 2008, respectively. We incurred legal and accounting expenses of $361,806 and $181,582 for the three month periods ended July 31, 2009 and 2008, respectively.  In general, increases in certain costs from 2008 to 2009 were the result of our beginning operations, the drilling of our first wells and related administrative, legal and accounting and loan service costs.

We have generated no revenues to date.  Our net operating loss from inception through July 31, 2009 was $5,001,230.

Kentucky USA Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:   September 14, 2009

By:	/s/ Steven D. Eversole
Name:	Steven D. Eversole
Title:	Principal Executive Officer